Sub-item 77D(g)

LEGG MASON GLOBAL ASSET MANAGEMENT TRUST
SUPPLEMENT DATED AUGUST 27, 2014
TO THE STATEMENT OF ADDITIONAL INFORMATION OF
LEGG MASON BW GLOBAL HIGH YIELD FUND,
EACH DATED MAY 1, 2014

The following revises the fund's disclosure to incorporate new aspects of the subadviser's investment process.

Effective August 27, 2014, the following is added to the section titled "Financial Instruments" in the fund's Statement of Additional Information:

Equity Derivatives. The fund may invest in derivative instruments with underlying assets based on a broad index of equity securities and may thereby have exposure to the stock market. An equity index futures contract is an agreement pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the index at the close of the last trading day of the contract and the price at which the index contract was originally entered into. Equity index futures contracts are based on indexes that reflect the market value of the equity securities of the companies included in the indexes. The stock market is volatile and the values of equity securities fluctuate, sometimes significantly. While the value of a broad index will likely be affected only to a relatively small degree by changes in the price of an individual stock that is included in the index, most or all of the securities that compose an index may be similarly affected by economic developments, including, but not limited to, changes in interest rates, general economic, consumer or investor confidence, monetary and tax policies, unemployment rates, oil prices, political developments and international tensions.